April 22, 2021

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. - File Nos. 2-67464, 811-3015

Dear Ms. Hahn:

On February 25, 2021, Ohio National Fund, Inc. (the "Registrant” or “Fund”), on behalf of its series, filed Post-Effective Amendment No. 97 (the “Amendment”) to the Registrant’s Registration Statement. On April 12, 2021, you provided oral comments to the Amendment to Kimberly Plante and Tim Abbott of Ohio National Financial Services. Redlined changes may be provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b).

General Comments

1. Company Acknowledgement – The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: We acknowledge that the Commission has reminded us that Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

2. Disclosure Changes – Where a change is made to a disclosure in response to a Staff comment, please make corresponding changes wherever such disclosure appears in the prospectus.

Response: Registrant confirms that where a change is made to a disclosure in response to a Staff comment, corresponding changes will be made wherever such disclosure appears in the prospectus.

3. Commission Address – Please note that the Commission’s address as it appears in the exhibits is incorrect and should be changed to 100 F Street NE, Washington, DC 20549.

Response: Registrant has corrected the Commission’s address wherever it appears.

4. 30e-3 Disclosures – If the Registrant plans to make shareholder reports available on the internet as permitted by Rule 30e-3 of the Investment Company Act of 1940 (the “Act”), please add the disclosures required by Item 1(a)(5) of Form N-1/A.

Response: Registrant is not intending to rely on Rule 30e-3 because the insurance company as intermediary will be relying on Rule 30e-3 for delivering shareholder reports.

Specific Comments

5. ON Bond Portfolio, Foreign Investments. Please state whether the ON Bond Portfolio invests only in U.S. fixed income securities as suggested by the index against which it benchmarks its performance, and if it doesn’t, please explain why the index is appropriate.

Response: Registrant confirms that the ON Bond Portfolio typically invests between 5 and 15% of the Portfolio’s assets in fixed income securities of foreign issuers. Registrant believes that the Portfolio’s benchmark is nonetheless appropriate as the Portfolio’s principal investment strategy is to invest at least 80% of the portfolio’s net assets in investment grade corporate debt securities of U.S. corporations and corporate debt securities used for short-term investment

Additionally, Registrant has amended the Portfolio’s principal investment strategies to disclose the Portfolio’s ability to invest in foreign fixed income securities and added a corresponding risk to the Portfolio’s Principal Risk disclosures.

6. ON Bond Portfolio, Portfolio Management. For the ON Bond Portfolio, please update the management sections to conform with the requirements of Item 5 of Form N-1A. Please consider presenting in a tabular format.

Response: The Portfolio’s Management disclosure has been revised as follows:

Ohio National Investments, Inc. serves as the investment adviser for the Portfolio. Gary Rodmaker, CFA, FLMI, Vice President, Fixed Income Securities for Ohio National Life, has been a co-portfolio manager for the Portfolio since January 2015. Nick Trivett, CFA, Second Vice President, Investments for Ohio National Life, has been a co-portfolio manager for the Portfolio since January 2019.

7. ON BlackRock Balanced Allocation Portfolio, Investments in Money Market Instruments. Please clarify what percentage of the Portfolio is normally invested in money market instruments.

Response: The following disclosure has been added to the principal investment strategies in the first paragraph:

“Typically, the portfolio invests up to 5% of its assets in money market instruments.”

8. ON BlackRock Balanced Allocation Portfolio, Index Capitalization Range. In the fourth paragraph, please add a market capitalization range for the Russell 1000 Index.

Response: The below language has been added to the Portfolio’s principal investment strategies as the last sentence in the fourth paragraph:

“As of March 31, 2021, the capitalization range of the Russell 1000 Index was between $916.14 million and $2.05 trillion.”

9. ON BlackRock Advantage International Equity Portfolio, 80% Rule. Please supplementally confirm that for purposes of the 80% rule, the Portfolio calculates the value of derivatives positions in equity-like instruments at their market value.

Response: Registrant so confirms.

10. ON BlackRock Advantage International Equity Portfolio, Index. Please clarify where the securities in which the Portfolio invests are located, for example, in developed or emerging markets.

Response: The second sentence of the first paragraph of the Portfolio’s principal investment strategies has been amended as follows:

“The MSCI EAFE Index (Net-USD) is a capitalization-weighted index from a broad range of industries located in developed markets outside of the U.S. and Canada, chosen for market size, liquidity and industry group representation, consisting generally of large- and mid-capitalization companies.”

11. ON BlackRock Advantage International Equity Portfolio, Emerging Markets Risk. Please clarify why the Portfolio discloses Emerging Markets risk when the Portfolio’s benchmark is comprised of developed markets. If the Portfolio invests in markets outside of those represented in the index, please add a discussion regarding how the Portfolio defines emerging markets to the principal investment strategies.

Response: The Portfolio does not invest in emerging markets as part of its principal investment strategy. As such, Registrant has removed Emerging Markets Risk from the Portfolio’s principal risk disclosure.

12. ON BlackRock Advantage International Equity Portfolio, Focus Risk. With regard to the Focus Risk disclosure, if the Portfolio is currently focused on a particular country or region, please identify it in the principal investment strategies.

Response: Because the Portfolio is managed to deliver risk and characteristics similar to the MSCI EAFE Index, Portfolio exposures closely track those of the Index and the risk of concentration is therefore extremely low. Registrant has removed the Focus Risk from the Portfolio’s principal risk disclosure.

13. ON BlackRock Advantage International Equity Portfolio, Large Capitalization Company Risk. With regard to Large Capitalization Company Risk, please add related disclosures in the principal investment strategies if the Portfolio invests primarily in large capitalization companies.

Response: The second sentence of the first paragraph of the Portfolio’s principal investment strategies has been amended to read as follows:

“The MSCI EAFE Index (Net-USD) is a capitalization-weighted index from a broad range of industries located in developed markets outside of the U.S. and Canada, chosen for market size, liquidity and industry group representation, consisting generally of large- and mid-capitalization companies.”

Additionally, Registrant has added Medium Capitalization Company risk to the Portfolio’s principal risks.

14. ON Janus Henderson Forty Portfolio, Principal Investment Strategies. The Portfolio’s principal investment strategies state that it seeks to invest in dominant growth companies. Please clarify what it means to be a dominant growth company.

Response: Registrant has removed the reference to “dominant” growth companies and amended the second sentence of the first paragraph under the Portfolio’s principal investment strategies to read as follows:

“The Portfolio invests primarily in domestic and foreign equity securities (including common stock and preferred stock) selected for growth potential. The Portfolio seeks to invest in growth companies of any size with sustainable competitive advantages, but will invest primarily in larger, well-established companies.”

15. ON Janus Henderson Forty Portfolio, Emerging Markets Investments. The Portfolio’s principal investment strategies state that it may invest without limit in the securities of foreign companies. Please clarify if the Portfolio invests in emerging markets, and if so, explain how the Portfolio defines emerging markets and add a corresponding principal risk.

Response: The Portfolio does not invest in emerging markets as part of its principal investment strategy. As such, Registrant has not revised the principal investment strategies or risks to include emerging markets.

16. ON AB Small Cap Portfolio, Passive Sleeve Description. The Portfolio’s passive sleeve seeks to track the S&P Small Cap 600 Index. Please clarify whether the Portfolio seeks to replicate the index or if it uses a representative sampling of index constituents. Additionally, address the frequency with which the index is rebalanced and reconstituted, and whether the sleeve follows the same schedule.

Response: The first sentence under the Passive Sleeve description has been amended as follows:

“The Portfolio’s passive component seeks to track the S&P SmallCap 600® Index (the “Index”) using a representative sampling of Index constituents, and rebalances on a quarterly basis on or about the same dates that the Index rebalances.”

17. ON AB Mid Cap Core Portfolio, Smaller Capitalization Companies. In the second paragraph of the principal investment strategies, it states that “The Portfolio invests primarily in a diversified portfolio of equity securities with relatively smaller capitalizations as compared to the overall U.S. market.” Please consider avoiding the use of the term “smaller capitalization companies” in a mid-cap Portfolio as it could be confusing to investors.

Response: Registrant believes that when viewed within the entirety of the second paragraph of the Portfolio’s principal investment strateigies, the Portfolio’s eligible investments are clearly defined, and as such respectfully declines to make the requested change.

18. ON AB Mid Cap Core Portfolio, Index. Please consider updating the market cap range of the Portfolio’s index to the most recent completed quarter.

Response: The requested change has been made.

19. ON AB Mid Cap Core Portfolio, Principal Investment Strategies. In the Portfolio’s principal investment strategies, the Portfolio states that its definition of mid cap companies is dynamic. Please confirm supplementally that the Portfolio will stay within a reasonable definition of mid cap and that you will update the prospectus within a reasonable time if the classification systems change.

Response: Registrant so confirms.

20. ON AB Mid Cap Core Portfolio, Principal Investment Strategies. In the third paragraph, it states that the Portfolio may invest in any company and industry. Please explain how that is consistent with the investment strategy for a mid-cap fund since most new companies do not fall within the mid-cap range.

Response: Registrant has removed the referenced language, as it believes that the paragraph preceding it appropriately defines the Portfolio’s eligible investments.

21. ON AB Mid Cap Core Portfolio, Passive Strategy Index. On page 20, where it states “The Portfolio targets a strategic allocation of 50% of the Portfolio’s net assets to an actively managed sleeve, with the remaining 50% managed in a passive strategy that seeks to track the performance of an unmanaged securities index” please replace “an unmanaged securities index” with the name of the index the passive strategy is tracking.

Response: The language “an unmanaged securities index” has been replaced with “the Russell MidCap® Index, an unmanaged securities index” as requested.

22. ON AB Mid Cap Core Portfolio, Passive Sleeve Index. The Portfolio’s passive sleeve seeks to track the Russell MidCap Index. Please clarify whether the Portfolio seeks to replicate the index or if it uses a representative sampling of index constituents. Additionally, address the frequency with which the index is rebalanced and reconstituted, and whether the sleeve follows the same schedule.

Response: Registrant has amended the first sentence under the Passive Sleeve description as follows:

“The Portfolio’s passive component seeks to track the Russell Midcap® Index (the “Index”) using a representative sampling of Index constituents, and rebalances annually on the same schedule as the Index, as well as quarterly to add eligible IPOs, also on the same schedule as the Index.”

23. ON AB Mid Cap Core Portfolio, Sector Concentration. The Portfolio’s Mid Cap Value component description states that it “may invest significantly in companies involved in certain sectors that constitute a material portion of the universe of small- and mid-capitalization companies, such as financial services and consumer services.” Please remove this unless the fund is currently concentrated in those sectors, and confirm that the fund will disclose any concentration of the Portfolio in its principal investment strategies.

Response: It is not a principal investment strategy of the Portfolio to concentrate in any particular sector. Sector allocation is the result of the portfolio managers following the investment strategies described in the Portfolio’s prospectus. Registrant removed the reference to concentration in the financial services and consumer services sectors.

24. ON AB Mid Cap Core Portfolio, Right and Warrants. On Page 21, please briefly describe rights and warrants where it states that the Portfolio may invest up to 20% of its net assets in such instruments.

Response: The reference to rights and warrants has been amended to read as follows:

“The Portfolio may also invest up to 20% of its total assets in rights and warrants, which are instruments that entitle the holder to purchase an equity security at a specific price for a specific period of time.”

Additionally, Registrant has added Rights and Warrants to the “Certain Investments and Related Risks” disclosure within the prospectus.

25. ON S&P 500 Index Portfolio – Sector Concentration. If the Portfolio is currently focused on any particular sectors, please identify them in the principal investment strategies, and describe in the principal risks.

Response: It is not a principal investment strategy of the Portfolio to concentrate in any particular sector. Sector allocation is a result of the portfolio managers following the investment strategies identified in the Portfolio’s prospectus. The Sector Risk disclosure has been deleted, as it is not a principal risk of the Portfolio.

26. ON S&P MidCap 400 Index Portfolio – Portfolio Focus. If the Portfolio is currently focused on any particular sectors, please identify them in the principal investment strategies, and describe in the principal risks.

Response: It is not a principal investment strategy of the Portfolio to concentrate in any particular sector. Sector allocation is a result of the portfolio managers following the investment strategies identified in the Portfolio’s prospectus. The Sector Risk disclosure has been deleted, as it is not a principal risk of the Portfolio.

27. Page 51, Statutory Prospectus. Please consider noting that this is where the statutory prospectus begins.

Response: Registrant has added following statement where requested:

“ADDITIONAL INFORMATION ABOUT THE FUND

Information about the Fund and its portfolios in addition to that included in the summary sections follows.”

* * * * *

If you have any questions or additional comments, please contact me at Tim_Abbott@ohionational.com or at (513) 794-6094.

Very truly yours,

/s/ Tim Abbott
Tim Abbott
Senior Attorney